UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Medellín, Colombia, February 21, 2011

BANCOLOMBIA S.A. ANNOUNCES MEASURES TO GUARANTEE THE EQUITABLE
TREATMENT OF ITS SHAREHOLDERS

The Board of Directors ratified prohibitions contained in the Code of Good Government to assure equitable treatment of all the shareholders of BANCOLOMBIA S.A. The prohibitions, which are applicable to legal representatives, administrators and employees of the Bank and FIDUCIARIA BANCOLOMBIA S.A., the company in charge of administration of the Bank’s shares, are the following:

1. Incentivize, promote or suggest to shareholders to grant powers of attorney in blank, without clearly defining the name of the representative for the General Shareholders’ Meeting.

2. Receive from shareholders, powers of attorney for the General Shareholders’ Meeting, without clearly defining the name of the representative.

3. Receive special powers of attorney from shareholders before the convocation to the Shareholders’ Meetings.

4. Admit as valid powers of attorney for the General Shareholders’ Meeting which lack the requirements established in Article 184 of the Colombian Commerce Code. The powers of attorney must be granted in writing, indicating the name of the proxy, the name of the shareholder the proxy is representing, if it is the case, and the date of the meeting. The legal entities granting a power of attorney must also attach a recent certificate of existence and representation in accordance with the law.

5. Suggest or decide who will act as representative in the General Shareholders’ Meeting.

6. Recommend to the shareholders who they should vote for in a list provided to the shareholders.

7. Suggest, coordinate or agree with any shareholder or any shareholder’s representative, proposals to be presented to the General Shareholders’ Meeting, excluding the proposals presented by the Board of Directors and the CEO, according to the Articles of Association.

8. Suggest, coordinate or agree with any shareholder or any shareholder’s representative, voting in any way about any proposal presented at the General Shareholders’ Meeting.

These prohibitions also apply if realized through a representative, intermediary or interposed person.

In conformity with the Articles of Association, the administrators and employees of the Bank will not be able to exercise powers of attorney to represent their own shares in the General Shareholders’ Meeting, nor substitute the powers of attorney granted to them. They also will not be able to vote, even with their own shares, in decisions that relate to approval of the balance sheet, end of year accounts or liquidation matters.

In any event, the administrators or employees of the Bank will be able to exercise rights of their own shares and the ones they represent whenever they act as legal representatives.

If an employee is a shareholder of the Bank and decides to represent his shares by himself or by a third party in the General Shareholders Meeting, he must expressly inform the shareholders at the meeting so his vote will not be considered in the approval of the financial statements.

The following officers will be responsible to implement and verify the fulfillment of the control procedures:

BANCOLOMBIA:

Legal Vice-president and Secretary General
Corporate and Institutional Legal Manager
Institutional Legal Chief

FIDUCIARIA BANCOLOMBIA:

Director of Special Business Operations
Manager of Title Administration
Executive of Title Administration

These officers will check that the powers of attorney are granted according to the Colombian Code of Commerce and the Board of Directors’ dispositions. The powers of attorney that contravene these dispositions won´t be accepted.

The Legal Vice-president and Secretary General will inform to the Board of Directors of the fulfillment of these measures prior to each General Shareholders’ Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: February 21, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance